Exhibit 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Bitfarms Ltd. (“Bitfarms” or the “Company”)

110 Yonge Street, Suite 1601

Toronto, Ontario M5C 1T4

Item 2	Date of Material Change

March 3, 2025

Item 3	News Release

The press release attached as Schedule “A” was released on March 3, 2025 by a newswire company in Canada.

Item 4	Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5	Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6	Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Ben Gagnon

Chief Executive Officer

Bitfarms Ltd.

Bgagnon@bitfarms.com

Item 9	Date of Report

March 3, 2025.

Schedule “A”

Bitfarms Provides February 2025 Production
and Operations Update

- Operational hashrate of 16.1 EH/s –

- Acquisition of Stronghold Digital Mining & sale of Yguazu site on track for Q1 2025 close –

-Appoints Craig Hibbard to SVP of Infrastructure-

This news release constitutes a “designated news release” for the purposes of the Company’s second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (March 3, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global Bitcoin and vertically integrated data center company, today issued its latest monthly production report. All financial references are in U.S. dollars.

CEO Ben Gagnon stated, “We are on track to close our acquisition of Stronghold Digital Mining (“Stronghold”) following the recent successful shareholder vote which Stronghold shareholders voted overwhelmingly in support. Combined with the strategic sale of our 200 MW Yguazu, Paraguay data center, also on track for a Q1 2025 close, these accretive transactions will improve our energy portfolio and transform Bitfarms into a North American energy and compute infrastructure company with lower-cost energy and high-quality assets, suitable for both HPC/AI and Bitcoin mining.

“In addition, I am thrilled to welcome our new SVP of Infrastructure, Craig Hibbard. Craig joins us from Mawson Infrastructure Group where he was Chief Development Officer. He has over 25 years of experience leading large-scale real estate development projects, including the recent rapid design and construction of over 200 MW of digital infrastructure for a U.S. firm specializing in digital assets and HPC/AI. Based in Pennsylvania, Craig will play a critical role in managing infrastructure development for our rapidly expanding PJM portfolio and advancing our HPC/AI business.”

SVP of Global Mining Operations Alex Brammer said, “During February we grew our operational hashrate 6% to 16.1 EH/s and grew our average operational hashrate 20% to 13.4 EH/s, achieving new all-time highs in three out of four countries. This growth will continue as we deploy miners in the U.S. and Argentina and optimize performance across all of our data centers.”

February 2025 Select Operating Highlights

Key Performance Indicators	February 2025	January 2025
Total BTC earned	213	201
Month End Operating EH/s	16.1	15.2
BTC/Avg. EH/s	16	18
Average Operating EH/s	13.4	11.2
Energized Capacity (MW)	437	437
Hydropower (MW)	256	256
Watts/Terahash Efficiency (w/TH)	20	20
BTC Sold	75	42

●	16.1 EH/s operational at February 28, 2025, up 6% M/M.

●	13.4 EH/s average operational, up 20% M/M.

●	16 BTC/average EH/s, 11% lower M/M.

●	213 BTC earned, 6% higher M/M.

●	7.6 BTC earned daily on average, equal to ~$638,400 per day based on a BTC price of $84,000 at February 28, 2025.

February 2025 Financial Update

●	Sold 75 of the 213 BTC earned as part of the Company’s regular treasury management practice for total proceeds of $6.5 million.

●	Added 108 BTC, bringing Treasury to 1,260 BTC, up from 1,152 BTC last month and representing $105.8 million based on the Bitcoin price of $84,000 at February 28, 2025. This includes the transfer of 30 BTC to a third party as collateral for active option contracts during the month.

Upcoming Conferences and Events

●	March 12, 2025: Cantor Fitzgerald Global Technology Conference (NYC)

●	March 17-18, 2025: 37th Annual ROTH Conference (Dana Point, CA)

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that sells its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers.

Bitfarms currently has 13 operating Bitcoin data centers, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/

https://twitter.com/Bitfarms_io

https://www.instagram.com/bitfarms/

https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	BTC or BTC/day = Bitcoin or Bitcoin per day

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	GW or GWh= Gigawatts or gigawatt hour

●	w/TH = Watts/Terahash efficiency (includes cost of powering supplementary equipment)

●	HPC/AI = High Performance Computing / Artificial Intelligence

●	Energized capacity= Power available

●	Operational capacity= Power and infrastructure being used for current operations

●	PJM= Pennsylvania- New Jersey- Maryland Interconnection LLC

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding projected growth, target hashrate, opportunities relating to the Company’s geographical diversification and expansion, the merits of the rebalancing operations to North America and projected growth, the North American energy and compute infrastructure strategy, deployment of miners as well as the timing therefor, closing of the Stronghold acquisition on a timely basis and on the terms as announced, the positive impact of the Stronghold acquisition and the ability to gain access to additional electrical power and grow hashrate of the Stronghold business, the sale of the Yguazu, Paraguay Site and the reinvestment of the proceeds of the sale for growth, opportunities relating to the potential of the Company’s data centers for HPC/AI, performance of the plants and equipment upgrades and the impact on operating capacity including the target hashrate and multi-year expansion capacity, the opportunities to leverage Bitfarms’ proven expertise to successfully enhance energy efficiency and hashrate, the benefits of diversification and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: the construction and operation of the Company’s facilities may not occur as currently planned, or at all; there is no guarantee that the Company will be able to complete the acquisition of Stronghold Digital Mining, Inc. or the sale of the Yguazu, Paraguay Site on the terms as announced, or at all; expansion may not materialize as currently anticipated, or at all; the anticipated merits of the HPC/AI strategy, the benefits and programs of the PJM deregulated market and the objectives of diversification in general may not be realized as planned; efforts to improve and optimize the performance of equipment may not be successful; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of hydroelectricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; future capital needs and the ability to complete current and future financings, including Bitfarms’ ability to utilize an at-the-market offering program ( “ATM Program”) and the prices at which securities may be sold in such ATM Program, as well as capital market conditions in general; share dilution resulting from an ATM Program and from other equity issuances; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Additional Information about the Stronghold Acquisition and Where to Find It

This communication relates to a proposed merger between Stronghold and Bitfarms. In connection with the proposed merger, Bitfarms has filed the registration statement with the SEC. After the registration statement is declared effective, Stronghold will mail the proxy statement/prospectus to its shareholders. This communication is not a substitute for the registration statement, the proxy statement/prospectus or any other relevant documents Bitfarms and Stronghold has filed or will file with the SEC. Investors are urged to read the proxy statement/prospectus (including all amendments and supplements thereto) and other relevant documents filed with the SEC carefully and in their entirety if and when they become available because they will contain important information about the proposed merger and related matters.

Investors may obtain free copies of the registration statement, the proxy statement/prospectus and other relevant documents filed by Bitfarms and Stronghold with the SEC, when they become available, through the website maintained by the SEC at www sec.gov. Copies of the documents may also be obtained for free from Bitfarms by contacting Bitfarms’ Investor Relations Department at investors@bitfarms.com and from Stronghold by contacting Stronghold’s Investor Relations Department at SDIG@gateway-grp.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in Solicitation Relating to the Stronghold Acquisition

Bitfarms, Stronghold, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies from Stronghold’s shareholders in respect of the proposed merger. In connection with the proposed merger, Bitfarms has filed with the SEC a registration statement on Form F-4 on December 19, 2024, which includes a proxy statement of Stronghold that also constitutes a prospectus of Bitfarms. This communication may be deemed to be solicitation material in respect of the proposed merger. Additional information regarding the interests of such potential participants, including their respective interests by security holdings or otherwise, will be set forth in the proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed merger if and when they become available. These documents are available free of charge on the SEC’s website and from Bitfarms using the sources indicated above.

Investor Relations Contact:

Bitfarms

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contact:

Bitfarms

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com